UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                                 WorldWater Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  98155N 10 6
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David K. Lifschultz
                              641 West 59th Street
                               New York, NY  10019
                                 (212) 397-7788
------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 8, 2002
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing
  this schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
                            the following box. [   ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP  No.       98155N  10  6
                 -------------



1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                   David  K.  Lifschultz
             ---------------------------------


------------------------------------------------------------------------------
2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)


                                             (a)  ________

                                             (b)      X
                                                  --------

------------------------------------------------------------------------------
3.     SEC  Use  Only

------------------------------------------------------------------------------
4.     Source  of  Funds  (See  Instructions)          PF


------------------------------------------------------------------------------
5.    Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

------------------------------------------------------------------------------
6.     Citizenship  or  Place  of  Organization
                                               United  States

------------------------------------------------------------------------------

Number  of          7.     Sole  Voting  Power          3,741,668

Shares          ------------------------------------------------------------

Beneficially        8.     Shared  Voting  Power         0

Owned  by       ------------------------------------------------------------

Each                9.     Sole  Dispositive  Power   3,741,668

Reporting       ------------------------------------------------------------

Person  With       10.     Shared  Dispositive  Power     0


------------------------------------------------------------------------------



11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

     3,741,669(*)

 *Includes  2,666,668  shares  of  common  stock  and  warrants  to purchase
  1,075,000  shares  of  common  stock.

-----------------------------------------------------------------------------
12.   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares


                                                  ________________
-----------------------------------------------------------------------------
13.   Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                              7.6  percent

-----------------------------------------------------------------------------
14.   Type  of  Reporting  Person  (See  Instructions)

       IN

-----------------------------------------------------------------------------

Item  1.     Security  and  Issuer

           This statement relates to the common stock, $0.001 par value per share, of WorldWater Corp. (the "Issuer"); the address of their executive offices is: Pennington Business Center, 55 Route 31 South, Pennington, New Jersey 08534.



Item  2.     Identity  and  Background

     This  statement  is  filed  by  the  following:

          David  K.  Lifschultz
          641  West  59th  Street
          New  York,  New  York   10019

          Principal  occupation:  Executive  Chairman,  Genoil,  Inc.

          Principal  business  address:     Lifschultz  Industries,  Inc.
                                            641  West  59th  Street
                                            New  York,  New  York  10019

          During the last five years, David K. Lifschultz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          David K. Lifschultz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he either is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or resulting in a finding of any violation with respect to such laws.


Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration

         David K. Lifschultz purchased the shares with personal funds for the total amount of $350,000.


Item  4.     Purpose  of  Transaction

       The shares of Common Stock of the Issuer deemed to be beneficially owned by David K. Lifschultz are being held for investment purposes. The shares of the Common Stock of the Issuer were acquired by David K. Lifschultz for investment purposes and not for the purpose of acquiring control of the Issuer. David K. Lifschultz may in the future directly acquire shares of the Common
Stock in open market or private transactions, block purchases or otherwise. David K. Lifschultz may acquire additional shares of Common Stock or continue to hold or dispose of all or some of the shares reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item  5.     Interest  in  Securities  of  the  Issuer

     As of the close of business on October 16, 2002, David K. Lifschultz beneficially owns 2,666,668 shares of the common stock of the Issuer and 1,075,000 warrants to purchase an aggregate of 1,075,000 shares of the common stock of the Issuer at an exercise price of $0.15 per share for 325,000 shares, $0.25 per share for 250,000 shares and $0.10 per share for 500,000 shares of common stock. This constitutes, assuming the exercise by David K. Lifschultz of all of the warrants described above, an aggregate of 7.6% of the outstanding shares of common stock of the Issuer. David K. Lifschultz has the sole power to vote and dispose of all such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   None


Item  7.     Material  to  Be  Filed  as  Exhibits

                   None

-------------------------------------------------------------------------------
                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October  29,  2002                     /s/  David  K. Lifschultz
                                              -------------------------
                                                       Signature

                                              Name:  David  K.  Lifschultz